UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARROWROOT ACQUISITION CORP.

Full name of Registrant

N/A

Former name if Applicable

4553 Glencoe Ave, Suite 200

Marina Del Rey, California 90292

(Address of principal executive offices)

(310) 566-5966

(Issuer’s telephone number)

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Arrowroot Acquisition Corp. (the “Company”) could not timely file without unreasonable effort or expense its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) because the Company and its auditors require additional time to complete the final review of its financial statements and other disclosures in the Quarterly Report which the Company expects will contain a restatement of the financial statements for the quarter ended March 31, 2023. The expected restatement relates to the accounting treatment of certain outstanding working capital loans. The Company is working diligently to complete its Form 10-Q for such period as soon as possible, however, the Company was unable to complete and file the Form 10-Q by the required date of August 14, 2023 without unreasonable effort and expense. The Company currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company does not expect that the Form 10-Q will reflect any significant change in results of operations from the corresponding period for the prior fiscal year.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Thomas Olivier	(310)	566-5966
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Arrowroot Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 15, 2023	By:	/s/ Thomas Olivier
Thomas Olivier
Chief Financial Officer